SCHEDULE 13G/A

CUSIP No: 900111204

1)NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Lazard Freres & Co. LLC

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐

3)SEC USE ONLY

4)CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)SOLE VOTING POWER: 136,450

6)SHARED VOTING POWER: -

7)SOLE DISPOSITIVE POWER: 136,450

8)SHARED DISPOSITIVE POWER: -

9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 136,450

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.00%

12)TYPE OF REPORTING PERSON: IA

Item 1(a). Name of Issuer:

Turkcell Iletisim Hizmetleri AS

Item 1(b). Address of Issuer's Principal Executive Offices:

Turkcell Plaza Mesrutivet Caddesi No 153

80050 Tepebasi

Istanbul, Turkey W8

Item 2(a). Name of Person Filing: Lazard Freres & Co. LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10020

Item 2(c):Citizenship: New York Limited Liability Company

Item 2(d):Title of Class of Securities: Common Stock ADR

Item 2(e):CUSIP Number: 900111204

Item 3:If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐ (a) Broker or Dealer Registered Under Section 15 of the Act
    (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4: Ownership.

(a)Amount beneficially owned: 136,450

(b)percent of class: 0.00%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 136,450

(ii)Shared power to vote or to direct the vote:-

(iii)Sole power to dispose or to direct the disposition of: 136,450

(iv)Shared power to dispose or to direct the disposition of:-

Item 5:Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6:Ownership of More than Five Percent on Behalf of Another Person.

Clients of the Reporting Person have the right to receive dividends and proceeds of sale of the securities reported on this Schedule. To the knowledge of the Reporting Person, no such person has an interest relating to more than five percent of the class of such securities.

Item 7:Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8:Identification and Classification of Members of the Group: Not applicable

Item 9:Notice of Dissolution of Group:Not applicable

Item 10:Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 15, 2002

_________________________

Donald E. Klein

Senior Vice President